SECURITIES AND EXCHANGE COMMISSION

04002281

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ANNUAL AUDITED REPORT
FORM X-17A-5 9:32
PART III
313 UPC VA.

SEC FILE NUMBER
8-43693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services, Ltd.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

210 2nd Street S.E., Suite 400

(No. and Street)

Cedar Rapids   IA   52407

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Davidson   319-364-2945

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

(Name – if individual, state last, first, middle name)

3999 Pennsylvania Ave., Suite 100   Dubuque   IA   52002-2639

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Patricia Davidson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___ World Trend Financial Planning Services, Ltd. _____ , as

of _____ December 31 ____, 20 03 ___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
┌──────────────────────────────────┐
│  [seal]   SANDRA S. KUDA          │
│           Commission Number 172030│
│           MY COMMISSION EXPIRES   │
│               11-18-2005          │
└──────────────────────────────────┘
```

Patricia A. Davidson
Signature

President
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TREND FINANCIAL
PLANNING SERVICES, LTD.
CEDAR RAPIDS, IOWA

FINANCIAL STATEMENTS
DECEMBER 31, 2003

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

Table of Contents



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of **World Trend Financial Planning Services, Ltd.**, as of December 31, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **World Trend Financial Planning Services, Ltd.**, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 6, 2004

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

1

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	68,452
Investments		17,251
Commissions receivable		29,324
Notes receivable		
Related party		39,731
Other		84,744
Prepaid expenses		5
Total current assets		239,507

EQUIPMENT

Equipment		109,968
Less: accumulated depreciation		(65,547)
Net equipment		44,421

TOTAL ASSETS	$	283,928

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	12,500
Accrued employee benefits		3,779
Accrued payroll taxes		5,636
Total current liabilities		21,915

STOCKHOLDER'S EQUITY

Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)		15,000
Additional paid-in capital		2,862
Retained earnings		244,151
Total stockholder's equity		262,013

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	283,928

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

REVENUE

Commissions	$	283,738
Interest income		15,804
Loss on sale of investments		(5,025)
Miscellaneous income		1,613
		296,130

OPERATING EXPENSES

Wages	142,767
Payroll taxes	13,810
Employee benefits	8,906
Management fees	24,828
Administrative services	41,815
Training and seminars	175
Professional fees	5,738
Contract labor	346
Travel and promotion	2,505
Rent	19,200
Office expense	23,734
Advertising	11,878
Postage	1,200
Telephone	1,739
Membership and registration fees	3,439
Insurance	1,512
Utilities	1,064
Depreciation	9,582
	314,238

NET LOSS	$	(18,108)

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – DECEMBER 31, 2002	$ 15,000	$ 2,862	$ 262,259	$ 280,121
Net loss	-	-	(18,108)	(18,108)
BALANCE – DECEMBER 31, 2003	$ 15,000	$ 2,862	$ 244,151	$ 262,013

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net loss	$	(18,108)
Charges and credits to net loss not affecting cash		
Depreciation		9,582
Changes in assets and liabilities		
Commissions receivable		(8,908)
Prepaid expenses		357
Accounts payable		8,397
Accrued employee benefits		183
Accrued payroll taxes		1,479
NET CASH USED FOR OPERATING ACTIVITIES		(7,018)
INVESTING ACTIVITIES		
Investments		4,895
Issuance of notes receivable		(7,704)
Payments received on notes receivable		80,704
Purchase of equipment		(45,489)
NET CASH FROM INVESTING ACTIVITIES		32,406
NET INCREASE IN CASH		25,388
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		43,064
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	68,452

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, variable annuities, and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising Costs

Costs incurred for advertising are expensed as incurred. The Company incurred $11,878 for advertising costs during the year ended December 31, 2003.

Income Taxes

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

Cash and Cash Equivalents

For reporting purposes, all cash accounts and cash related temporary investments due within three months are considered cash equivalents.

(continued on next page)   6

Investments

Investments in savings funds are considered "trading securities" and are stated at fair value. Investments in stock warrants do not have a readily determinable fair value and are stated at cost.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. The related party note and one other immaterial note are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2003 the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.4/1
Net capital	$ 58,996
Net capital requirement	$ 5,000

(continued on next page)

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4 – RELATED PARTY TRANSACTIONS

Note receivable - related party consists of a short-term note with Terry, Lockridge, and Dunn, Inc. This note carries an interest rate of 8% and is due and payable on demand. Terry, Lockridge, and Dunn, Inc., is wholly owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. Interest income from the note for the year ended December 31, 2003, was $7,530.

The Company pays fees to Terry, Lockridge, and Dunn, Inc., for accounting services, the preparation of the corporate tax return, and consulting services. The total paid for these services for the year ended December 31, 2003, was $1,900.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2003, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2003, was $26,250.

The Company rents office space from the Terry Family Trust. The total rent paid for the year ended December 31, 2003, was $19,200.

NOTE 5 – INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

(continued on next page)   8

NOTE 6 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $3,555.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying financial statements of **World Trend Financial Planning Services, Ltd.**, as of and for the year ended December 31, 2003, and have issued our report thereon dated February 6, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 6, 2004

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

10

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL

Total stockholders' equity from the statement of financial condition		$ 262,013
Deductions		
Commissions receivable - insurance and annuities		(17,782)
Prepaid expenses		(5)
Stock warrants		(15,075)
Equipment		(44,421)
Notes receivable		(124,475)
Net capital before haircuts		60,255

Liquid asset funds		46,684	
	X	2%	
		933	
Mutual fund		2,176	
	X	15%	
		326	
Total haircuts on marketable securities			(1,259)
Net capital			$ 58,996

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000	$ 5,000

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the statement of financial condition	$ 21,915
Ratio of aggregate indebtedness to net capital	.4/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per Part IIA of Form X-17A-5, as originally filed (unaudited)	$ 58,996

11



INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **World Trend Financial Planning Services, Ltd.**, (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

12

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 6, 2004